HAIGHTS CROSS COMMUNICATIONS, INC.
10 New King Street – Suite 102
White Plains, NY  10604

July 24, 2009

Securities and Exchange Commission
Washington, D.C.  20549-0402
Attn:  Heather Clark

Re:	Responses to the comment letter of the Securities and Exchange Commission staff dated July 20, 2009 regarding Haights Cross Communications, Inc.

Ladies and Gentlemen:

Haights Cross Communications, Inc., a Delaware corporation (“Haights Cross” or the “Company”), is hereby responding to the comments contained in the letter from the Commission’s Staff (the “Staff”) to Mr. Mark Kurtz dated July 20, 2009.

The responses set forth below have been organized in the same manner in which the Staff’s comments were presented to the Company.

Item 4.01 Form 8-K
Filed July 17, 2009
File No. 333-109381

1.   SEC COMMENT:   We note from the first paragraph that the appointment of Ernst & Young was terminated.  It is unclear from your disclosure which party terminated the appointment.  Please refer to Item 304(a)(1) of Regulation S-K and amend your Form 8-K to explicitly state whether your former auditor resigned, declined to stand for re-election, or was dismissed.

COMPANY RESPONSE:

As requested, the Company has revised the first paragraph of Item 4.01 in its Form 8-K/A to explicitly state that Ernst & Young was dismissed by the Company as follows:

On July 14, 2009, Haights Cross Communications, Inc. (the “Company”) terminated and notified Ernst & Young (“E&Y”) that it was being terminated as the Company’s independent registered public accountants. This action was approved on July 10, 2009 by the Audit Committee of the Company.

2.   SEC COMMENT:   In a related matter, we note from Exhibit 16 that Ernst and Young agreed to the registrant’s statements in paragraphs 2 through 5 of the Item 4.01 8-K filed July 17, 2009.  Therefore, it is not stated whether E&Y agreed with the registrant’s representation of how the relationship was terminated.  Please note that Item 304(a)(3) of Regulation S-K requires that the former auditor disclose whether it agrees with the statements made by the registrant in response to Item 304(a), which includes how the relationship was terminated.  Please amend your 8-K to include an updated Exhibit 16 agreeing or disagreeing with your disclosure regarding the termination of the appointment.  The 8-K and Exhibit 16 should be amended in their entirety.

COMPANY RESPONSE:

As requested, the Company has included an updated Exhibit 16.1 to its Form 8-K whereby Ernst & Young discloses that it agrees with the statements made by the Company in response to Item 304(a).

Please contact the undersigned at (914) 289-9480 should you require additional information or have questions regarding this letter.

Very truly yours,

HAIGHTS CROSS COMMUNICATIONS, INC.

By:	/s/ Mark Kurtz
Mark Kurtz, Senior Vice President and
Chief Financial Officer

Encl.
cc:	Mr. Paul J. Crecca, President and Chief Executive Officer
Philip J. Flink, Esq.
Robert L. Murray, Esq.